SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 44/2021

In March 2026:

(X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 44/2021.(1)

() no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 44/2021, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.						CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury
Initial Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				144,870,526
ADR		Common				0.00
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Common	Direct with company	Delivery of restricted shares	01	912,303	16.27	14,843,169.81
Shares	Common	Direct with company	Delivery of restricted shares	06	4,468,031	15.29	68,316,193.99
Shares	Common	Direct with company	Delivery of restricted shares	18	1,643	16.35	26,863.05
Shares	Common	Santander Corretora	Purchase	04	1,129,400	15.4715	17,473,520.00
Shares	Common	Santander Corretora	Purchase	05	1,625,000	15.3827	24,996,853.00
Shares	Common	Santander Corretora	Purchase	06	1,500,000	15.1378	22,706,695.00
Shares	Common	Santander Corretora	Purchase	09	1,500,000	15.2866	22,929,958.00
Shares	Common	Santander Corretora	Purchase	10	1,500,000	15.5466	23,319,920.00
Shares	Common	Santander Corretora	Purchase	11	1,500,000	15.4263	23,139,466.00
Shares	Common	Santander Corretora	Purchase	12	1,500,000	15.0773	22,615,922.00
Shares	Common	Santander Corretora	Purchase	13	1,500,000	15.1122	22,668,329.00
Shares	Common	Santander Corretora	Purchase	16	1,500,000	15.2439	22,865,886.00
Shares	Common	Santander Corretora	Purchase	17	1,500,000	15.0685	22,602,720.00
Shares	Common	Santander Corretora	Purchase	18	1,500,000	14.9364	22,404,533.00
Shares	Common	Santander Corretora	Purchase	19	1,500,000	14.6166	21,924,920.00
Shares	Common	Santander Corretora	Purchase	20	3,000,000	14.4430	43,329,022.00
Shares	Common	Santander Corretora	Purchase	23	1,500,000	14.7364	22,104,601.00
Shares	Common	Santander Corretora	Purchase	25	1,500,000	14.9674	22,451,084.00
Shares	Common	Santander Corretora	Purchase	27	1,500,000	14.8708	22,306,140.00
Shares	Common	Santander Corretora	Purchase	30	1,600,000	14.8560	23,769,526.00
Shares	Common	Santander Corretora	Purchase	31	627,900	14.9998	9,418,393.00
Final Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				166,970,849
ADR		Common				0

(1)	When filling in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 44/2021, send a statement with that information,

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others,

(3)	Quantity multiplied by price,

(*)	Each ADR is equivalent to 1 (one) share,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer